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                          December 30, 2020

       Michael D. McNeil
       Chief Financial Officer
       Sanara MedTech Inc.
       1200 Summit Ave, Suite 414
       Fort Worth, Texas 76102

                                                        Re: Sanara MedTech Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2020
                                                            File No. 333-251652

       Dear Mr. McNeil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew L. Fry, Esq.